Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com	Mailing Address:
P.O. Box 27828
Richmond, VA 23261

Three James Center, 12th Floor
804 / 771-5700	1051 East Cary Street
fax: 804 / 771-5777	Richmond, VA 23219

July 8, 2009

By EDGAR and U.S. Mail

Pamela A. Long, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No: 333-158393 (the “Registration Statement”)

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“TRIT”) and in response to the comments set forth in your letter dated June 23, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Amendment”) and the prospectus contained therein (the “Prospectus”). Factual information provided herein has been provided to us by TRIT. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be paid to the placement agent has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

TRIT acknowledges the comment and has communicated it to the reviewer responsible for FINRA’s review of the offering. TRIT has not yet received clearance from FINRA but will provide a copy of the clearance letter or a call from FINRA prior to requesting effectiveness.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Pamela A. Long, Esq.

July 8, 2009

2.	We note your response to comment 5 in our letter dated May 4, 2009. Please explain how TTII provides TTB with a “platform for international expansion and increases its ability to get involved in international business transactions.” In addition, please include your responses to this comment and the prior comment 5 in an appropriate section of your prospectus.

TRIT acknowledges the comment and has included revised materials on pages 4 and 24 of the prospectus in its response.

3.	We note your response to comment 8 in our letter dated May 4, 2009, and the list of factual sources you provided. Please note that we are not seeking to have every factual statement in your prospectus accompanied by a citation. However, in your prospectus, please accompany with a citation each statement that you make regarding expectations of growth and market potential in your industry, including, for example, expectations for increased government spending and GDP growth. Please also state in the prospectus that you did not fund and were not otherwise affiliated with any of these sources.

TRIT acknowledges the comment and has supplemented its presentation of statistics regarding expectations of growth and market potential in its industry with citations to the sources supporting those statistics. In addition, TRIT has clarified in the prospectus that it did not fund and was not otherwise affiliated with any of the sources cited.

Prospectus Summary. page 1

4.	We note from your response to comment 10 in our letter dated May 4, 2009, that TTII engages in the sale of software. However, we are unable to locate the revised disclosure to which you refer us in your response. Please discuss in your summary and business discussion TTII’s software sales business, location of operations, principal products and services, and other material information.

TRIT acknowledges the comment and has revised the Prospectus to include the revised disclosure on pages 4 and 24. TRIT has further included discussion of TTII’s software sales business, location of operations, principal products and services and other material information in its summary and business sections.

Pamela A. Long, Esq.

July 8, 2009

Forward-Looking Statements, page 23

5.	Please delete the word “will” from your list of forward-looking terminology.

TRIT acknowledges the comment and has deleted the word “will” from its list of forward-looking terminology on pages 1 and 23 of the Prospectus.

Capitalization, page 28

6.	Since you have now presented financial statements for the period ended March 31, 2009, please update your capitalization table to also be as of March 31, 2009.

TRIT acknowledges the comment and has updated its capitalization table to be as of March 31, 2009.

7.	The number of as reported shares, as well as the dollar amounts of as reported shares and as reported additional paid-in capital for the minimum and maximum offerings do not agree to the amounts presented on the face of your balance sheet. Please revise accordingly.

TRIT acknowledges the comment and has revised the Prospectus to ensure that the referenced amounts agree to the amounts presented on the face of the balance sheet.

8.	We have reviewed your response to prior comment 18. Please revise to clearly show how you are arriving at the pro forma adjusted for IPO amount of additional paid-in capital in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at this amount.

TRIT acknowledges the comment and has revised the Prospectus to clarify the method by which it arrives at the pro forma adjusted for IPO amount of additional paid in capital in the notes to the capitalization table. Further, TRIT has included in this discussion all significant estimates and assumptions used to arrive at this amount.

Dilution, page 30

9.	Since you have now presented financial statements for the period ended March 31, 2009, please update the information you have presented in this section to also be as of March 31, 2009.

TRIT acknowledges the comment and has updated the dilution information to be as of March 31, 2009.

Pamela A. Long, Esq.

July 8, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, page 36

Revenue Recognition, page 37

10.	We have reviewed your response to prior comment 23. As previously requested, please disclose whether you assume a profit component on unapproved change orders and if so, please tell us why you feel this is appropriate.

TRIT acknowledges the comment and has revised the disclosure in the third paragraph under the heading “Revenue Recognition” on page 37 of the Prospectus to read as follows:

If unapproved change orders and claims occur in the future, in accounting for contracts, we will follow Paragraphs 62 and 65 of SOP 81-1. We will recognize as revenues costs associated with unapproved change orders (Paragraph 62 of SOP 81-1) and claims (Paragraph 65 of SOP 81-1) to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. However, we have not experienced significant unapproved change orders to date.

Accounts Receivable, page 38

11.	We have reviewed your response to prior comment 24. You disclose that your “allowances for doubtful accounts during the years ended December 31, 2008, 2007 and the quarter ended March 31, 2009 amounted to $22,935, $456 and $10,178, respectively.” Per the face of your balance sheets, the allowances for doubtful accounts during the years ended December 31, 2008, 2007 and the quarter ended March 31, 2009 actually amounted to $62,286, $39,351 and $72,452, respectively, Please revise.

TRIT acknowledges the comment and has revised the disclosure of allowances for doubtful accounts during the referenced periods on page 38 of the Prospectus to conform with its balance sheet.

Pamela A. Long, Esq.

July 8, 2009

Results of Operations, page 42

12.	You present in a table and discuss in your MD&A your pro forma results of operations as though the Yanyu acquisition had occurred on January 1, 2007. Please remove any pro forma presentations or discussions of these pro forma amounts below cost of revenues because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date.

TRIT acknowledges the comment and has removed all pro forma presentations below cost of revenues related to the Yanyu acquisition and discussions of such pro forma amounts.

13.	You have disclosed two different explanations regarding the change in revenues under two separate revenue headings. Please revise so you have one consolidated explanation pertaining to the change in revenues.

TRIT acknowledges the comment and has provided one consolidated explanation pertaining to the change in revenues.

14.	We have reviewed your response to prior comment 25. Your disclosure does not clearly discuss the business reasons for the changes between periods in revenues, gross profit and income before income taxes for your Wastewater and Tail Gas Treatment segment. Please enhance your disclosure to discuss why this segment “had significant growth from top to bottom,” and attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

TRIT acknowledges the comment and has discussed the business reasons for the changes between periods in revenues, gross profit and income before taxes for its wastewater and tail gas treatment segment.

Pamela A. Long, Esq.

July 8, 2009

Quantitative and Qualitative Disclosure about Market Risk, page 49

Taxation, page 50

15.	Your statement in the first full paragraph on page 50 that “Tranhold and Yanyu are currently subject to the enterprise income tax of 25% but 15% before” appears inconsistent with your statement in the second full paragraph on page 71 that “[a]s of the date of this prospectus, TTB and Tranhold held active [qualifying high-technology enterprise] Certificates….” Please revise accordingly.

TRIT acknowledges the comment and clarifies that, while each of TTB, Yanyu and Tranhold was certified as a Hi-Tech Enterprise, recently enacted revisions to the qualification process required each entity to re-apply for certification. All three entities have now filed for re-certification but are not currently certified as Hi-Tech Enterprises. Accordingly, TRIT has revised the disclosure throughout the Prospectus on pages 16, 50 and 71to clarify that (i) each entity is currently subject to the 25% enterprise income tax rate, (ii) each entity has accrued deferred income tax liabilities for the fiscal year ended December 31, 2008, (iii) while each entity has applied for re-certification, there is no guarantee that it will be re-certified as a Hi-Tech Enterprise and (iv) such a failure to be re-certified will result in the payment of a higher enterprise tax rate than the entity previously paid.

Recent Accounting Pronouncements, page 50

16.	We have reviewed your response to prior comment 61. Your disclosure here and on page F-16 regarding SFAS 157 appears to be inconsistent. Please revise your disclosure here that you “are currently evaluating the impact that the adoption of this statement will have on [your] consolidated financial position, results of operations or cash flows” to reflect the disclosure you present on page F-16.

TRIT acknowledges the comment and has revised its disclosure on page 50 to reflect the disclosure presented on page F-16.

Pamela A. Long, Esq.

July 8, 2009

Our Business, page 53

Principal Suppliers, page 59

17.	We note your response to comment 27 in our letter dated May 4, 2009. Please discuss the availability of your component materials. If, for example, the suppliers that you list on page 59 are unable or unwilling to supply you with your requisite materials, do you have sufficient alternative sources for these materials, or are such materials otherwise widely available?

TRIT acknowledges the comment and has revised its disclosure on page 59 of the Prospectus to clarify that the materials listed are widely available and that TRIT does not anticipate that it will be unable to obtain these materials. Indeed, TRIT has listed its normal suppliers, but in many projects TRIT’s clients request specific materials. In those cases, TRIT will obtain materials from such alternative sources.

Management, page 73

Employment Agreements, page 75

18.	We note your response to comment 39 in our letter dated May 4, 2009. Please disclose the date on which your employment agreement with Mr. Zhao commenced.

TRIT acknowledges the comment and has revised the disclosure of Mr. Zhao’s employment agreement on page 75 of the Prospectus to note that his employment agreement commenced on February 10, 2006 and is scheduled to expire on February 9, 2011. The employment agreement may be renewed with mutual agreement of TRIT and Mr. Zhao.

Description of Share Capital, page 81

Limitations on Transfer of Shares, page 81

19.	We note your response to comment 43 in our letter dated May 4, 2009. Please define “share transfer” and discuss the practical effects of a share transfer not being registered.

TRIT acknowledges the comment and has clarified the practical effects of a share transfer not being registered on Page 81 of the Prospectus. Cayman Islands law uses the term “share transfer” to refer to a transfer of shares in a company from one shareholder to another. The practical effect of a share transfer not being registered is to prevent the transfer from being recognized on the books of the company. If this were to happen, the putative new shareholder

Pamela A. Long, Esq.

July 8, 2009

would not be recognized as a shareholder on the books of the company. This is the same result that might happen if, for example, a shareholder attempted to transfer legended shares without complying with Rule 144 or another exemption from registration.

Financial Statements as of December 31, 2008 for Tri-Tech Holding, Inc., page F-1

General

20.	Please revise your financial statements and disclosures to retrospectively apply SFAS 160 for all periods presented. Refer to paragraph 5 of SFAS 160. Also, ensure your disclosures regarding SFAS 160 are consistent throughout your filing.

TRIT acknowledges the comment and has revised its financial statements and disclosures to apply SFAS 160 retrospectively for all periods presented and has disclosed all matters related to SFAS 160 consistently throughout the filing.

21.	We have reviewed your response to prior comment 50. Since you do not allocate a portion of your depreciation and amortization to cost of revenues, please revise your description of cost of revenues on the face of your statements of income and other comprehensive income and elsewhere throughout the filing to read somewhat as follows: “Cost of revenues (exclusive of depreciation and amortization shown separately below).” Please also remove the gross profit subtotal and any related discussions throughout the filing, See SAB Topic 11:B.

TRIT acknowledges the comment and has revised its description of cost of revenues throughout the filing to clarify that the amount is exclusive of depreciation and amortization, which are shown separately. In addition, TRIT has removed the gross profit subtotal and related discussions throughout the filing.

Pamela A. Long, Esq.

July 8, 2009

22.	We have reviewed your response to prior comment 54 and have the following additional comments:

•

Please disclose in your Form S-1/A information similar to what you provided us in your response regarding how your accounting for the return of the shares held in escrow to the founders will be reflected in your financial statements.

•	Please revise your presentation on the face of the balance sheet to disclose that you have 340,000 shares held in escrow and refer to the note that discusses in greater detail these shares.

•

In addition, it does not appear that your response addressed your EPS computations as we requested. Please note that while the shares held in escrow are legally outstanding, they are treated similar to contingently issuable shares for EPS purposes. As such, you should not include the shares held in escrow in the denominator in the basic EPS computation. Also, you should not include the shares held in escrow in the denominator in the diluted EPS computation until you have met the requirements set forth in paragraph 30 of SFAS 128. Please revise or advise.

Pursuant to discussions with Commission Staff in which TRIT was informed of a change in Commission policy regarding the applicability of Paragraph 7530, TRIT has determined that it will not account for the return of shares held in escrow in the manner previously describe in answer to prior comment 54. As noted in Note 16 to TRIT’s financial statements, the escrowed shares do not bear the indicia of a compensatory arrangement, as the redemption or return to the founders is independent from any issue related to employment by TRIT. Instead, TRIT has determined that it is appropriate to account for the escrowed shares as an element of the offering transaction. For these reasons, TRIT has not implemented these requested changes.

Consolidated Statements of Shareholders’ Equity, page F-5

23.	It is not clear why you have presented the issuance of 1,777,500 shares during the year ended December 31, 2007 on a separate line item instead of including these shares on the line item related to the acquisition of your subsidiary. Please advise or revise.

TRIT acknowledges the comment and has presented the issuance of 1,777,500 shares during the year ended December 31, 2007 on the line item related to the acquisition of its subsidiary rather than on a separate line item.

Pamela A. Long, Esq.

July 8, 2009

Note 1 - Background, page F-7

Reorganization and Acquisition, page F-7

24.	We have reviewed your response to prior comment 52. It is not clear how you have met the disclosure requirements set forth in paragraphs C4(c) and C5(b) and (c) of FSP FAS 140-4 and FIN 46(R)-8. Please revise or advise.

TRIT acknowledges the comment and has revised the financial statements to address the items noted in paragraphs C4(c) and C5(b) and (c) of FSP FAS 140-4 and FIN 46(R)-8. In particular, TRIT has clarified that:

•

In response to paragraph C4(c), it has not provided financial support during the periods presented to Yanyu and Tranhold after November 28, 2008, when they became VIEs. As of December 31, 2008, TRIT had made accumulated outstanding advances to Tranhold and Yanyu of $1,257,055 in the aggregate.

•

In response to paragraphs C5(b), TRIT does not believe that its creditors and other beneficial interest holders of Tranhold and Yanyu have any recourse to TRIT’s general credit, other than to the extent TRIT provides a guarantee to a particular third party pursuant to the Operating Agreements described in the next paragraph.

•

In response to paragraph C5(c), its wholly owned subsidiary, TTB, has entered into Operating Agreements with each of Yanyu and Tranhold and their respective shareholders (other than the SOE Shareholder of Yanyu), pursuant to which TTB guarantees the performance of Yanyu and Tranhold in their dealings with third parties. In the event TTB is required to guarantee such performance, it will be providing financial support to Yanyu and/or Tranhold.

25.	We have reviewed your response to prior comment 56. You referenced SFAS 141(R) to support your conclusion that TTII was the accounting acquirer in the December 31, 2007 sales and purchase agreement with certain existing shareholders of Yanyu. Please note that SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, SFAS 141(R) was not effective for the Yanyu transaction. With reference to paragraphs 15-19 of SFAS 141, please provide us with your basis that TTII was the accounting acquirer. In addition, please tell us what accounting literature you referenced to support retroactive inclusion of Yanyu in your financial statements for periods prior to the December 31, 2007 acquisition date.

TRIT acknowledges the comment and notes that its earlier reference to SFAS 141(R) should have been to SFAS 141, under which TRIT analyzed the transaction in question. With reference to

Pamela A. Long, Esq.

July 8, 2009

SFAS 141, the relevant paragraph is paragraph 17, which justifies treatment of TTII as the accounting acquirer. For the sake of convenience, paragraph 17 follows, along with a bulleted analysis of the key language, as applied to TRIT.

17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

•	The acquisition of Yanyu was effected through an exchange of equity interests. TTII issued the equity interests and is therefore generally considered the acquiring entity.

•	The acquisition is not a reverse acquisition. TTII is the larger entity in terms of revenue and assets. The combined entity assumes the name of TTII.

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

•	The owners as a group of the two combining entities retained or received the same portion of the voting rights in the combined entity.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

•	Mr. Warren Zhao, of the combining TTII holds the largest minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Pamela A. Long, Esq.

July 8, 2009

•	The Board of Directors after the acquisition is composed of five members: one from combining TTII, one from Yanyu, and three independent directors.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

•	The Chairman and CEO are from the combining TTII or its subsidiaries’ management before acquisition, while the CFO is from Yanyu.

e. The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

•	This criterion is not applicable, as neither entity had “market value” as of the transaction date.

TRIT presented the pro forma information regarding Yanyu for periods prior to December 31, 2007 based on the usefulness and relevance of the information that TRIT considered for the benefit of the potential investors and partly based on pro forma information requirements of the SFAS 141, paragraph 54, as quoted below. Please note that in the original filing we disclosed this basis of presentation and our auditor referenced the basis of the presentation in the audit report. After discussion with the auditor, TRIT has revised the presentation of pro forma and historic information to present only the pro forma information required by paragraph 54 of SFAS 141.

54.	If the combined entity is a public business enterprise, the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate):

a.	Results of operations for the current period as though the business combination or combinations had been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period

b.	Results of operations for the comparable prior period as though the business combination or combinations had been completed at the beginning of that period if comparative financial statements are presented.

Pamela A. Long, Esq.

July 8, 2009

26.	We have reviewed your response to prior comment 58. Since there does not appear to be a direct ownership interest in the VIEs, it is not yet clear to us why you have not eliminated the equity of both VIEs in its entirety and reclassified as noncontrolling interest beginning on November 28, 2008. Please revise your disclosure in the filing to clarify this and supplementally provide us with a more detailed analysis. In addition, it does not appear that you have revised your disclosures to indicate that TTB is entitled to 90% of the profit that Yanyu private shareholders would receive in the absence of the control agreements. For example, you disclose on page 38 that you “will ultimately receive 90% of each of Yanyu’s and Tranhold’s net income…” Please revise accordingly.

TRIT acknowledges that it has no direct ownership interest in the VIEs. However, as described note 1 to the financial statements, TRIT caused its wholly owned subsidiary, TTB, to enter into a series of control agreements that were designed to ensure that the beneficial interests of the TRIT in the two VIEs remains essentially the same when the VIEs were subsidiaries and after they became VIEs.

Based on these VIE agreements, TRIT can exercise control over the VIEs by virtue of its ownership of TTB and obtain essentially the same financial interests, such as obtaining periodic income of the VIEs through technical and consulting service arrangements and obtaining the net assets of VIEs through purchase at essentially a no cost basis. The Registrant therefore concluded that its interests in both VIEs are not noncontrolling interests. The noncontrolling interest only relates to the SOE Shareholder’s 7.14% interest in Yanyu. The amount of noncontrolling interest of the original shareholders of Tranhold and Yanyu holding shares of both VIEs for the Company is zero. They exercise no control over the VIEs and no financial interests of ownership are due to them either for periodic income or the net assets.

TRIT further believes that eliminating the entire equity of both VIEs and reclassifying it into noncontrolling interest under the circumstances would be flawed under the basic consolidation principle as followed by FIN 46(R).

For example, paragraph 18 of FIN 46(R) states the following:

Valuation of Assets, Liabilities, and Noncontrolling Interests in a Newly Consolidated VIE: Except for entities under common control and assets and liabilities that are consolidated shortly after transfer from a primary beneficiary to a variable interest entity (VIE), the primary beneficiary of a VIE shall initially measure the assets, liabilities, and noncontrolling interests of the newly consolidated VIE at their fair values at the date the entity first becomes the primary beneficiary. That date is the first date on which, if the entity issued financial statements, it would report the VIE in its consolidated financial statements.

Pamela A. Long, Esq.

July 8, 2009

Similarly, paragraph B1 of ARB 51 provides that

Noncontrolling Interest: The portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. A noncontrolling interest is sometimes called a minority interest.

Finally, paragraph 22 of FIN 46(R) notes that

The principles of consolidated financial statements in this Topic apply to primary beneficiaries’ accounting for consolidated variable interest entities (VIEs). After the initial measurement, the assets, liabilities, and noncontrolling interests of a consolidated VIE shall be accounted for in consolidated financial statements as if the VIE were consolidated based on voting interests….The resulting effect of that elimination on the net income or expense of the VIE shall be attributed to the primary beneficiary (and not to noncontrolling interests) in the consolidated financial statements.

Allowing a VIE’s results of operation to attribute to the primary beneficiary while not allowing initial net assets to attribute to the primary beneficiary would be equally flawed and contradictory where the primary beneficiary has equal claims to both.

TRIT discussed and agreed with its accountants to reach the above conclusions. TRIT has added necessary disclosure to the above effect in note 2 under Basis of Presentation.

Separately, TRIT has revised its disclosures throughout the Prospectus to clarify that TRIT will receive 90% of the profit that the Yanyu private shareholders and the Tranhold shareholders would receive, rather than 90% of the profit that each entity would receive.

Note 2 - Summary of Significant Accounting Policies, page F-10

27.	We have reviewed your response to prior comment 59. As noted in your response, please enhance your disclosure of the types of amounts you include in the cost of revenues line item to include inbound freight charges, purchasing and receiving costs and inspection costs.

TRIT acknowledges the comment and has enhanced its disclosure of the types of amounts included in the cost of revenues line item to include inbound freight charges, purchasing and receiving costs and inspection costs.

Pamela A. Long, Esq.

July 8, 2009

Recently Issued Accounting Pronouncements, page F-16

28.	You disclose that you believe the adoption of SFAS 160 will not materially impact your financial statements. In addition, you disclose on page 51 that you are currently evaluating the requirements of SFAS 160 and have not yet determined the impact on your financial statements. Since SFAS 160 was effective for you beginning January 1, 2009, please revise your disclosures to state that you have adopted SFAS 160 and retrospectively applied the presentation and disclosure requirements of SFAS 160 as described in paragraph 5.

TRIT acknowledges the comment and has revised its disclosures to state that it has adopted SFAS 160 and retrospectively applied the presentation and disclosure requirements of SFAS 160 for all periods presented.

Financial Statements as of December 31, 2008 for Tri-Tech International Investment Inc., page F-28

General

29.	It is not clear why you have presented financial statements related to your wholly-owned subsidiary, Tri-Tech International Investment, Inc., which you have consolidated in Tri-Tech Holding, Inc.’s financial statements. In addition, the header to the footnotes of these financial statements refers to Tri-Tech Holding, Inc. Also, it does not appear that you have included an audit report for these financial statements. Please advise.

TRIT acknowledges the comment and has consolidated TTII’s financial statements into TRIT’s financial statements and has removed TTII’s financial statements. TRIT’s independent auditor issued a draft audit report pending completion of the 71.1-for-one share split, which draft report was included at page F-2 of the financial statements. Since that time, TRIT has completed the share split. Accordingly, TRIT’s independent auditor has removed the cover letter and issued the audit.

Financial Statements as of March 31. 2009 for Tri-Tech Holding Inc., page F-51

General

30.	Please address the above comments in your interim filings as well, as applicable.

TRIT acknowledges the comment and has addressed the above comments in its interim filings, as applicable.

Pamela A. Long, Esq.

July 8, 2009

Consolidated Balance Sheets, page F-52

31.	Please revise your presentation of shareholders’ equity to separately disclose total shareholders’ equity attributable to Tri-Tech Holding, Inc. and your noncontrolling interests. You should then present an aggregate total of all shareholders’ equity. Refer to paragraphs 26 and A3 of ARB 51, as amended by SFAS 160.

TRIT acknowledges the comment and has amended its consolidated balance sheets to reflect these changes.

Consolidated Statements of Income and Other Comprehensive Income, page F-53

32.	You present line items titled net income before noncontrolling interests income and noncontrolling interests income before your presentation of net income. Please revise your presentation to present the line items in the order of net income, noncontrolling interests income and then net income attributable to Tri-Tech Holding, Inc. See paragraph A4 of ARB 51, as amended by SFAS 160.

TRIT acknowledges the comment and has revised its consolidated statements of income and other comprehensive income to re-order its presentation of net income, noncontrolling interests income and net income attributable to Tri-Tech Holding, Inc.

33.	Please help us understand how you determined the amount of income attributable to noncontrolling interests, such as the SOE shareholder of Yanyu, of $425 for the three months ended March 31, 2009.

TRIT acknowledges the comment and notes that in the three months ended March 31, 2009, Yanyu’s net income was $5,951.10. Based on the SOE Shareholder’s 7.14% ownership of Yanyu, its interest was equal to $425.

34.	Please revise your presentation to separately disclose comprehensive income attributable to Tri-Tech Holding, Inc. and comprehensive income attributable to noncontrolling interests. See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160.

TRIT acknowledges the comment and has revised its presentation to disclose comprehensive income attributable to TRIT separately from comprehensive income attributable to noncontrolling interests.

Pamela A. Long, Esq.

July 8, 2009

Consolidated Statements of Shareholders’ Equity, page F-54

35.	It is not clear why there is no foreign currency translation adjustment attributable to noncontrolling interests. Does Yanyu have foreign currency translation adjustments in its financial statements prepared with US dollars as the reporting currency? If so, why is not a portion of these amounts attributed to noncontrolling interests? Please tell us how you concluded your presentation was appropriate based on the guidance set forth in SFAS 160.

TRIT acknowledges the comment and has revised its consolidated statements of shareholders’ equity to reflect foreign currency translation adjustments attributable to noncontrolling interests.

Consolidated Statements of Cash Flows, page F-55

36.	Please begin with net income instead of net income attributable to Tri-Tech Holding, Inc. when reconciling to net cash provided by operating activities. See paragraphs 28 and 29 of SFAS 95.

TRIT acknowledges the comment and has revised its consolidated statements of cash flow to begin with net income, rather than net income attributable to TRIT when reconciling to net cash provided by operating activities.

Item 17. Undertakings, page II-2

37.	We note your response to comment 3 in our letter dated May 4, 2009. Please clarify in your undertaking that you will file a post-effective amendment to include any financial statements required by Form 10-K “at the start of any delayed offering or throughout a continuous offering.” See Item 512(a)(4) of Regulation S-K.

TRIT acknowledges the comment and has clarified the referenced undertaking.

Signatures, page II-4

38.	Supplementally, please clarify whether your authorized representative in the United States has signed the registration statement. If not, please have this representative sign the registration statement, See Instruction 1 to Form S-1 regarding signatures.

TRIT acknowledges the comment, and Phil Fan, TRIT’s authorized representative in the United States and its president, has signed the registration statement.

Pamela A. Long, Esq.

July 8, 2009

TRIT is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Phil Fan Mr. L. McCarthy Downs III Anthony W. Basch, Esq. Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of the Second Amendment against the First Amendment to the Registration Statement on Form S-1